Exhibit 99.3

SUPER HI INTERNATIONAL HOLDING LTD.

特海 國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

FORM OF PROXY FOR USE AT ANNUAL GENERAL MEETING

I/We (Name)	(Block capitals, please) of

(Address)

being the holder(s) of	(see Note 1)

shares of US$0.000005 each in the capital of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) hereby appoint

(Name)

of (Address)

with (Email address)

or failing him/her, the chairman of the meeting(see Note 2) as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held by way of virtual meeting via online platform at 11:00 a.m. on Tuesday, June 24, 2025, Hong Kong Time (at 11:00 p.m., on Monday, June 23, 2025, U.S. Eastern Time), and at any adjournment thereof or on any resolutions or motion which is proposed thereat. My/our proxy is authorized and instructed to vote as indicated(see Note 3) in respect of the undermentioned resolutions:

	Ordinary Resolutions(see Note 3)		For	Against
1.	To receive, consider and adopt the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors of the Company (the “Directors”) and auditor of the Company for the year ended December 31, 2024.
2.(a)	(i)	To re-elect Ms. JUNE Yang Lijuan as an executive Director.
	(ii)	To re-elect Mr. LI Yu as an executive Director.
	(iii)	To re-elect Mr. TEO Ser Luck as an independent non-executive Director.
2.(b)	To authorise the board of Directors (the “Board”) to fix remuneration of the Directors.
3.	To re-appoint Deloitte & Touche LLP as the auditor of the Company and authorise the Board to fix remuneration of auditor.
4.	(A)	To give a general and unconditional mandate to the Directors to allot, issue and deal with shares (including any sale and transfer of shares out of treasury that are held as treasury shares) and/or American depositary shares (the “ADSs”) not exceeding 20% of the number of issued shares of the Company (excluding any shares that are held as treasury shares).
	(B)	To give a general and unconditional mandate to the Directors to repurchase shares and/or ADSs not exceeding 10% of the number of issued shares of the Company (excluding any shares that are held as treasury shares).
	(C)	To extend the authority given to the Directors pursuant to the ordinary resolution No. 4(A) to issue shares (including any sale and transfer of shares out of treasury that are held as treasury shares) and/or ADSs by adding to the number of issued shares of the Company the number of shares and/or ADSs repurchased under the ordinary resolution No. 4(B).

Dated this day of , 2025	Signature(s) (see Note 5)

Notes:

1.	Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	A member may appoint more than one proxy of his/her own choice. If such an appointment is made, please strike out the words “or failing him/her, the chairman of the meeting”, and insert the name(s) of the person(s) appointed as proxy in space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.

3.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK THE BOX MARKED “For”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED “Against”. Failure to tick a box will entitle your proxy to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

4.	If the appointor is a corporation, this form must be under common seal or under the hand of an officer, attorney, or other person duly authorized on that behalf.

5.	In the case of joint holders, all joint holders should sign on the proxy form and the names of all the joint holders should be stated.

Where there are joint holders of any share of the Company, any one of such joint holders may vote at the meeting, either in person or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders be present at the meeting, whether in person or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

6.	In order to be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney authority, must be deposited at the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 11:00 a.m. on Sunday, June 22, 2025, Hong Kong time, to ensure your representation at the above meeting, or your voting instructions in the ADS voting instruction card must be received by the depositary of the ADSs, Citibank, N.A., no later than 10:00 a.m. on Monday, June 16, 2025, U.S. Eastern Time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the above meeting. The completion and return of the form of proxy shall not preclude shareholders of the Company from attending and voting in person at the above meeting (or any adjourned meeting thereof) if they so wish.

7.	A proxy needs not be a shareholder of the Company.

8.	The description of the resolutions is by way of summary only. The full texts of the resolutions to be proposed at the Annual General Meeting are set out in the notice convening the Annual General Meeting dated April 25, 2025.

PERSONAL INFORMATION COLLECTION STATEMENT

(i)	“Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).

(ii)	Your and your proxy’s Personal Data provided in this form will be used in connection with processing your request for the appointment of a proxy to attend, act and vote on your behalf as directed above at the Annual General Meeting. Your supply of your and your proxy’s Personal Data is on voluntary basis. However, the Company may not be able to process your request unless you provide us with such Personal Data.

(iii)	Your and your proxy’s Personal Data may be disclosed or transferred by the Company to its branch share registrar in Hong Kong, and/or other companies or bodies for any of the stated purposes, or when it is required to do so by law, for example, in response to a court order or a law enforcement agency’s request, and retained for such period as may be necessary for our verification and record purposes.

(iv)	By providing your proxy’s Personal Data in this form, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her personal data provided in this proxy form and that you have informed your proxy of the purpose for and the manner in which his/her data may be used.

(v)	You/your proxy have/has the right to request access to and/or correction of your/your proxy’s Personal Data respectively in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your/your proxy’s Personal Data should be in writing to the Personal Data Privacy Officer, Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.